

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 1, 2017

Itzhak Ostashinsky
Chief Executive Officer
New Leap, Inc.
8 Derech Hameshi St.
Ganne Tiqwa, Israel 5591179

> **Re:** **New Leap, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 8, 2017**
> **File No. 333-219776**

Dear Mr. Ostashinsky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please revise to limit the cover page to include key aspects of the offering. See Item 501 of Regulation S-K. In this regard, please include a cross-reference to the risk factors rather than including them on the cover page. Move the two charts on the cover page to the Use of Proceeds section of the prospectus.

2.   Please disclose on the cover page that you are a shell company.

Prospectus Summary

3.   Please clarify your statement in the prospectus summary that the company has "no financial resources" by stating that the company has no assets and no revenue.

4.   Please disclose in the prospectus summary whether the company has an operating website and/or registered members. If not, discuss in the Management's Discussion and Analysis section the steps that the company has taken to develop the website.

5.   Please reconcile your statements on page 6 that you have "not established or attempted to establish a source of equity or debt financing" with your statement on page 9 that you "will seek additional financing beyond the amounts that may be received in this offering." Clarify the source and the amounts for which you believe you will seek.

6.   Please add a separately captioned risk factor describing the difficulties of only serving customers not residing in the United States based on voluntary disclosure of customer residence.

Principal Shareholders, page 33

7.   Please revise your chart to clarify the ownership percentages of your sole shareholder. The risk factor on page 26 indicates beneficial ownership of 53.33% assuming the sale of all the shares in this offering but your chart indicates beneficial ownership of 60%.

Use of Proceeds, page 18

8.   We note that certain expenses such as those related to accounting, transfer agent, blue sky are not included in the expenses covered by the use of proceeds. Please disclose how you intend to pay for the additional expenses other than the legal fees if not from the proceeds of this offering. We also note that these expenses are not accounted for in your discussion of expenses for the next twelve months on page 25.

Liquidity and Capital Resources, page 26

9.   You state that you will seek financial assistance within six months if unable to pay the costs relating to this offering using loans evidenced by a noninterest-bearing unsecured corporate note to be treated as a loan, but state that there is no formal written arrangement for these terms from any party. Please describe actions to be taken if unable to secure these terms from shareholders or third parties.

Certain Relationships and Related Transactions

10.   Please disclose all related party transactions required by Item 404 of Regulation S-K. In this regard, it appears that the material terms of the promissory loan to the Chief Executive Officer should be disclosed in this section. Also, you should disclose the relationship and payments to Lior Ostashinsky, the son of the Chief Executive Officer, in this section.

<u>General</u>

11.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or me at (202) 551- 3453 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Lior Ostashinsky, Esq.